United States securities and exchange commission logo





                               June 24, 2021

       Faraz Ali
       Chief Executive Officer
       Tenaya Therapeutics, Inc.
       171 Oyster Point Boulevard, 5th Floor
       South San Francisco, CA 94080

                                                        Re: Tenaya
Therapeutics, Inc.
                                                            Amended Draft
Registration Statement on Form S-1
                                                            Submitted June 16,
2021
                                                            CIK No. 0001858848

       Dear Mr. Ali:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 Amendment No. 1

       Prospectus Summary
       Our Pipeline, page 4

   1.                                                   Please explain in the
meaning of the information in the column titled    USA Epl."
   2.                                                   The table includes
three separate programs with the general description    New Targets
                                                        that are all in the
early stages of discovery. Please limit your table to product candidates that are sufficiently
material to your business to warrant inclusion in your table. If these
                                                        New Targets are
material, identify the indications and expand your disclosure elsewhere to identify more
specifically these programs or candidates.
       Use of Proceeds, page 95
 Faraz Ali
FirstName  LastNameFaraz
Tenaya Therapeutics, Inc. Ali
Comapany
June       NameTenaya Therapeutics, Inc.
     24, 2021
June 24,
Page 2 2021 Page 2
FirstName LastName

3. We note your revised disclosure and response to comment 4. For the product candidates
         TN-201 in your MYBPC3 program and TYA-11631 in your HDAC6i program, please disclose if the proceeds will be sufficient to fund all three phases of clinical development.
         If not, disclose the phase of development you reasonable expect to complete with the proceeds from this offering.
Business
Our Management Team and Investors, page 124

4. Your response to comment 6 provides that the names of these investors are disclosed in
         the prospectus because they are holders in the Company   s preferred
stock and are named
         as investors in the Company   s press releases. As noted in your
response, these investors
         are currently not required to be disclosed in the principal stockholders section and you have not undertaken to provide updated information with respect to these investments. For these reasons, the identity of these parties does not provide meaningful information upon which to make an investment decision. Please remove the disclosure from your prospectus as highlighting these investors without undertaking to provide updated information is not appropriate.
8. Common Stock, page F-20

5. We note your disclosure in response to comment 8. Please tell us how you determined that the shares of common stock issued for the early exercise of options and restricted stock that are subject to repurchase are to be reflected as outstanding, since the transaction is not considered substantive for accounting purposes. Refer to ASC 718-10-55-31.a. for guidance.
2. Summary of Significant Accounting Policies, page F-35

6. Please disclose your consideration of ASU 2020-06, including whether you adopted this accounting pronouncement on January 1, 2021 and the impact adoption has had or may have on your consolidated financial statements. In this regard, we note your outstanding convertible preferred stock that could be subject to beneficial conversion feature accounting. Refer to SAB Topic 11:M for guidance.
       You may contact Tracey Houser at 202-551-3736 or Brian Cascio at 202-5513676 if you
have questions regarding comments on the financial statements and related matters. Please contact Tom Kluck at 202-551-3233 or Suzanne Hayes at 202-551-3675 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
 Faraz Ali
Tenaya Therapeutics, Inc.
June 24, 2021
FirstName
Page 3         LastNameFaraz Ali
Comapany NameTenaya Therapeutics, Inc.
                                         Office of Life Sciences
June 24, 2021 Page 3
cc:       Jennifer Knapp
FirstName LastName